[ Janus Henderson Investors US LLC Letterhead ]

March 6, 2023

VIA EDGAR

Samantha Brutlag

Christina Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 333-269480

Preliminary Proxy Statement/Prospectus on Form N-14

Dear Mses. Brutlag and Fettig:

This letter responds to comments provided by telephone on February 14, 2023 and February 27, 2023 with respect to the preliminary proxy statement/prospectus on Form N-14 (the “Registration Statement”) filed by the Registrant related to the reorganization of Janus Henderson International Opportunities Fund (the “Target Fund”) with and into Janus Henderson Overseas Fund (the “Acquiring Fund,” and together, the “Funds”) (the “Merger”), as filed with the Securities and Exchange Commission on January 31, 2023. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Comments Received on February 14, 2023

1.

Staff Comment: Since the consent of the independent public accounting firm was not filed with the Registration Statement, the Registration Statement cannot be automatically effective. Please amend the Registration Statement to include a delaying amendment in accordance with Rule 473 under the Securities Act of 1933, as amended.

Response: A delaying amendment was filed on March 1, 2023. The Registrant notes that it intends to formally request that the effectiveness of the Registration Statement be accelerated in order to maintain the planned timing of the Merger.

2.	Staff Comment: Please provide hyperlinks to all documents that are incorporated by reference into the Registration Statement.

Response: The requested change has been made in all relevant sections of the Registration Statement.

3.	Staff Comment: Clarify what “substantially all” means in the below sentence, and consider removing this disclosure:

The Board of Trustees has approved a proposal to combine the Funds by having the Target Fund transfer all or substantially all of its assets to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund.

Response: The reference to “substantially all” aligns with the definition of a “merger” under Rule 17a-8 under the Investment Company Act of 1940, as amended, upon which the Registrant is relying to effect the Merger. The reference to “substantially all” also is consistent with the requirements for a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. The Registrant believes that this disclosure is appropriate because it provides additional flexibility under circumstances where certain assets cannot be transferred in connection with a merger. Accordingly, the Registrant has not removed this disclosure. For the Staff’s information, the Registrant notes that it currently anticipates that all assets of the Target Fund will be transferred to the Acquiring Fund in connection with the Merger.

4.

Staff Comment: In all instances where the disclosure discusses the potential benefits to Janus Henderson Investors US LLC (the “Adviser”), please consider whether the Adviser having to waive less fees following the Merger could be a potential benefit to the Adviser.

Response: The Registrant has updated the disclosure as follows in all relevant sections of the Registration Statement (additions underlined).

•

potential benefits to the Adviser and its affiliates as a result of the Merger, and the Adviser’s belief that while the Merger may result in some benefits and economies of scale for Janus Henderson and its affiliates, including, for example, an immaterial reduction in the level of operational expenses incurred for administrative and compliance services as a result of the elimination of the Target Fund as a separate fund and, based on the fees and expenses of the Funds as of September 30, 2022, that the Adviser would be required to waive less of its advisory fees, the Merger is not expected to result in a material change to the profitability of the Acquiring Fund or the Adviser.

5.

Staff Comment: Please ensure that the list of expenses that are excluded from the Target Fund’s and Acquiring Fund’s investment advisory fee waiver arrangements is aligned with the disclosure in the Funds’ prospectuses.

Response: The Registrant has updated the disclosure as follows in all relevant sections of the Registration Statement (additions underlined).

In addition, the Adviser has agreed to waive its investment advisory fee and/or reimburse certain other Fund operating expenses to the extent that total annual operating expenses exceed 0.83% for the Target Fund, and 0.82% for the Acquiring Fund (excluding any performance adjustments to management fees, the fees payable pursuant to a Rule 12b-1 plan, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses).

6.

Staff Comment: Confirm that the disclosure regarding the pro forma net expense ratios for certain share classes of the Acquiring Fund following the merger is accurate, as the pro forma net expense ratios for the Acquiring Fund in the Current and Pro Forma Fees and Expenses section of the Registration Statement reflect that net expenses for all share classes will be the same or lower.

Response: The Registrant notes that the pro forma net expense ratios for the Acquiring Fund in the Current and Pro Forma Fees and Expenses section of the Registration Statement reflect the application of the non-standard waiver arrangement wherein the Adviser has agreed to waive the annual fund operating expenses of Class C Shares, Class R Shares, and Class D Shares to the extent they exceed 1.95%, 1.54%, and 0.95%, respectively.

7.

Staff Comment: In the discussion of the U.S. federal income tax consequences of the Merger on page 8 of the Registration Statement, please consider cross-referencing the subsequent Q&A regarding the estimated brokerage commissions or other transaction costs associated with the Merger for additional information about the repositioning.

Response: The Registrant has updated the disclosure as follows (additions underlined).

If the Merger is approved, it is expected that approximately 75% of the portfolio holdings of the Target Fund will be sold by the Acquiring Fund after the closing of the Merger. The Adviser anticipates that any sales of securities to align the portfolio holdings of the Target Fund with those of the Acquiring Fund following the Merger will result in a net capital loss to the Acquiring Fund. Accordingly, the Adviser does not anticipate that the Merger will result in adverse tax consequences to shareholders of either of the Funds (as shareholders of the Acquiring Fund following the completion of the Merger). If, however, due to market conditions or other factors, the Acquiring Fund experiences a net capital gain in connection with the disposition of securities following the Merger, shareholders of either of the Funds (as shareholders of the Acquiring Fund following the completion of the Merger) will be taxed on any resulting capital gain distributions. Additional information about the repositioning of the Target Fund’s portfolio in connection with the Merger can be found under “Will either Fund pay direct fees or expenses associated with the Merger?” below.

8.	Staff Comment: In each instance, please disclose whether the Adviser will pay for the direct fees and expenses associated with the Merger whether or not the Merger is consummated.

Response: The Registrant has updated the disclosure as follows in all relevant sections of the Registration Statement (additions underlined).

Janus Henderson will pay the direct fees and expenses associated with the Merger whether or not the Merger is consummated, including preparation of the Proxy Statement/Prospectus, printing and mailing costs, and solicitation costs, which are estimated to be approximately between $334,000 and $506,000.

9.	Staff Comment: In each instance, please disclose the percentage of the Target Fund’s securities that will be sold in connection with the Merger.

Response: The Registrant has updated the disclosure as follows in all relevant sections of the Registration Statement (additions underlined).

If the Merger is approved, it is expected that approximately 75% of the portfolio holdings of the Target Fund will be sold by the Acquiring Fund after the closing of the Merger.

10.	Staff Comment: Confirm that the fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

11.

Staff Comment: Please revise the Current and Pro Forma Fees and Expenses section of the Registration Statement to include footnotes regarding any expense limitation arrangements pursuant to the format prescribed in Item 3 of Form N-1A.

Response: The requested change has been made.

12.

Staff Comment: In order to show the Fee Waiver line item in the fee table for the Acquiring Fund, the expense limitation agreement must be in effect for at least one year following the effective date of the Registration Statement.

Response: The Registration Statement has been updated to reflect that the expense limitation agreement for the Acquiring Fund will be in effect until March 31, 2024.

13.

Staff Comment: Explain how the $557 figure in the below disclosure ties to the Statement of Operations in the Acquiring Fund’s annual report for the period ended September 30, 2022, which reflects that $59,782 were reimbursed or waived.

For the fiscal year ended September 30, 2022, the Acquiring Fund’s investment advisory fee rate and fund operating expenses were greater than the expense limit so $557 in fees or expenses were waived or reimbursed.

Response: The Registrant notes that the $557 figure represents the fees and expenses that were waived pursuant to the Acquiring Fund’s expense limitation agreement. The $59,782 figure in the Statement of Operations includes $59,225 of reimbursements to Class R Shares, Class S Shares, and Class T Shares for administrative services fees. Such fees are excluded from the Acquiring Fund’s expense limitation agreement, but the Adviser reimburses the Acquired Fund one-half of any administrative services fees that it retains for these Share Classes.

14.

Staff Comment: Explain why the gross expense ratios for Class C Shares, Class S Shares, and Class R Shares of the Target Fund presented in the Registration Statement do not align with the gross expense ratios for such Share Classes presented in the Financial Highlights for the Target Fund for the period ended September 30, 2022.

Response: The gross expense ratios for Class C Shares, Class S Shares, and Class R Shares of the Target Fund presented in the Registration Statement reflect the maximum allowable 12b-1 fees for each Share Class. The gross expense ratios for Class C Shares, Class S Shares, and Class R Shares presented in the Financial Highlights for the Target Fund for the period ended September 30, 2022 reflect 12b-1 fees that were accrued, a portion of which were then waived.

15.	Staff Comment: Please consider disclosing how long any fee waivers were factored into the expense example calculations.

Response: The Registrant has updated the disclosure as follows (additions underlined, deletions ~~stricken~~).

The Examples also assume that your investment has a 5% return each year and that the Funds’ operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver for the first year, as applicable, and the Total Annual Fund Operating Expenses thereafter ~~remain the same as shown above~~.

16.	Staff Comment: Add a heading to page 15 of the Registration Statement to reflect that the second part of the expense example reflects expenses if shares are not redeemed.

Response: The requested change has been made.

17.	Staff Comment: On page 30 of the Registration Statement, disclose the identity of the accounting and performance survivor following the Merger.

Response: The Registrant has updated the disclosure as follows (additions underlined).

The following information provides some indication of the risks of investing in each Fund by showing how each Fund’s performance has varied over time. The Acquiring Fund, upon the completion of the Merger, will maintain the accounting history and performance track record of the Acquiring Fund.

18.	Staff Comment: Disclose the dollar amount of capital loss carryforwards in the Target Fund.

Response: The disclosure has been updated to reflect that the Target Fund did not have any capital loss carryforwards as of September 30, 2022.

  Comments Received on February 27, 2023

19.	Staff Comment: If accurate, update the disclosure to reflect that the Merger is in the best interest of the Funds and their shareholders [emphasis added] in all instances.

Response: The Registrant has reviewed the above-referenced language with counsel to the independent Trustees of the Registrant and together concluded that it does not need to be updated.

20.

Staff Comment: In the Q&A on page 7 of the Registration Statement regarding whether the Merger will result in higher Fund expenses, please clarify the answer as it relates to the Acquiring Fund’s annual operating expenses for certain share classes in recognition that the waiver arrangement will only be in place for a year following the Merger.

Response: The Registrant has updated the disclosure as follows (additions underlined, deletions ~~stricken~~).

While the pro forma expense ratios for certain share classes are anticipated to be higher than the expense ratios of the corresponding classes of the Funds, ~~T~~the Adviser has agreed to cap the net annual fund operating expenses of Class C Shares, Class R Shares, and Class D Shares of the Acquiring Fund following the Merger so they do not exceed the net annual fund operating expenses of each corresponding share class of each Fund as of September 30, 2022.

21.	Staff Comment: Please include a side-by-side comparison of the fees and expenses of the Target Fund, the Acquiring Fund, and the pro forma expenses of the Acquiring Fund.

Response: The requested change has been made.

22.	Staff Comment: Provide a comparison of the fundamental investment restrictions for the Funds in the Registration Statement.

Response: The requested change has been made and also is provided in Appendix A attached hereto.

23.	Staff Comment: Provide the Staff with a copy of the proxy card and the form of Opinion and Consent of Counsel prior to the effective date of the Registration Statement.

Response: The proxy card and form of Opinion and Consent of Counsel are attached hereto as Appendix B and Appendix C, respectively.

24.	Staff Comment: Include an undertaking in Item 17 of Part C to file the tax opinion upon the completion of the Merger.

Response: The requested change has been made.

*        *        *

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Assistant Secretary to the Registrant

Enclosure (via EDGAR)

cc:	Abigail Murray, Esq.

Thea Kelley

Appendix A

Fundamental Investment Policies and Restrictions

The fundamental investment policies and restrictions for the Funds are identical, with the exception of the Funds’ fundamental policy on borrowing. The following is intended to compare the Funds’ fundamental investment policies and restrictions. The Acquiring Fund will continue to have the same fundamental investment policies and restrictions below following the Merger.

Target Fund	Acquiring Fund

(1)   With respect to 75% of its total assets purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities, or repurchase agreements collateralized by U.S. Government securities, and securities of other investment companies) if: (a) such purchase would, at the time, cause more than 5% of the Fund’s total assets taken at market value to be invested in the securities of such issuer or (b) such purchase would, at the time, result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

Same.
The Fund may not:	The Fund may not:
(2) invest 25% or more of the value of its total assets in any particular industry (other than U.S. Government securities).	Same.

(3)   purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this limitation shall not prevent the Fund from purchasing or selling foreign currencies, options, futures, swaps, forward contracts, or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

Same.

(4)   lend any security or make any other loan if, as a result, more than one-third of the Fund’s total assets would be lent to other parties (but this limitation does not apply to investments in repurchase agreements, commercial paper, debt securities, or loans, including assignments and participation interests).

Same.
(5) act as an underwriter of securities issued by others, except to the extent that the Fund may be deemed an underwriter in connection with the disposition of its portfolio securities.	Same.
(6) invest directly in real estate or interests in real estate; however, the Fund may own debt or equity securities issued by companies engaged in those businesses.	Same.
(7) borrow money or issue “senior securities,” in each case except as permitted under the 1940 Act.

(7) borrow money except that the Fund may borrow money for temporary or emergency purposes (not for leveraging or investment). Borrowings from banks will not, in any event, exceed one-third of the value of a Fund’s total assets (including the amount borrowed). This policy shall not prohibit short sales transactions, or futures, options, swaps, or forward transactions. The Fund may not issue “senior securities” in contravention of the 1940 Act.

(8)   As a fundamental policy, the Fund may, notwithstanding any other investment policy or limitation (whether or not fundamental), invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and limitations as the Fund.

Same.

Appendix B

Proxy Card

JANUS HENDERSON INTERNATIONAL OPPORTUNITIES FUND PO Box 43131 Providence, RI 02940-3131	EVERY VOTE IS IMPORTANT
EASY VOTING OPTIONS:

VOTE ON THE INTERNET Log on to: www.proxy-direct.com or scan the QR code Follow the on-screen instructions available 24 hours

VOTE BY PHONE Call 1-800-337-3503 Follow the recorded instructions available 24 hours

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

VOTE IN PERSON Attend Shareholder Meeting 151 Detroit Street, Denver, CO 80206 on May 18, 2023

Please detach at perforation before mailing.

PROXY CARD	JANUS INVESTMENT FUND JANUS HENDERSON INTERNATIONAL OPPORTUNITIES FUND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 18, 2023

This Proxy is solicited on behalf of the Trustees of Janus Henderson International Opportunities Fund. The undersigned, revoking any previous proxies, hereby appoints Abigail Murray, Michelle Rosenberg, and Jesper Nergaard or any of them, as attorneys and proxies, with full power of substitution to each, to vote the shares which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Meeting”) of Janus Henderson International Opportunities Fund (the “Fund”), a series of Janus Investment Fund, to be held at the offices of Janus Henderson Investors, 151 Detroit Street, Denver, Colorado 80206, on May 18, 2023 at 10:00 a.m. Mountain Time and at any adjournment(s) or postponement(s) of such Meeting. By returning this proxy card, you are authorizing the persons named as proxies above to vote in their discretion on any matter that properly comes before the Meeting, including any adjournment(s) or postponement(s). Such persons will be authorized to vote in favor of any adjournment(s) or postponement(s), whether or not a quorum is present, if sufficient votes in favor of the proposal are not received by the time scheduled for the Meeting.

Receipt of the Notice of Special Meeting and the accompanying Proxy Statement is hereby acknowledged. The shares of the Fund represented hereby will be voted as indicated or FOR the proposal if no choice is indicated.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-800-337-3503

JAN_33178_030323

PLEASE SIGN, DATE ON THE REVERSE SIDE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

xxxxxxxxxxxxxx	code

EVERY SHAREHOLDER’S VOTE IS IMPORTANT!

VOTE THIS PROXY CARD TODAY!

Important Notice Regarding the Availability of Proxy Materials for

Janus Henderson International Opportunities Fund

Special Meeting of Shareholders to Be Held on May 18, 2023.

The Proxy Statement for this Meeting is available at:

https://www.proxy-direct.com/jan-33178

IF YOU VOTE ON THE INTERNET OR BY TELEPHONE,

YOU NEED NOT RETURN THIS PROXY CARD

Please detach at perforation before mailing.

When this Proxy Card is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this Proxy Card will be voted “FOR” the Proposal set forth below.

TO VOTE, MARK A BOX BELOW IN BLUE OR BLACK INK. EXAMPLE: ☒

A	Approve THE BOARD OF JANUS INVESTMENT FUND RECOMMENDS A VOTE FOR THE FOLLOWING PROPOSAL.
		FOR	AGAINST	ABSTAIN
1.	Approve an Agreement and Plan of Reorganization, which provides for the transfer of all or substantially all of the assets of Janus Henderson International Opportunities Fund to Janus Henderson Overseas Fund in exchange for shares of beneficial interest of Janus Henderson Overseas Fund and the assumption by Janus Henderson Overseas Fund of all of the liabilities of Janus Henderson International Opportunities Fund.	☐	☐	☐

B	Authorized Signatures – This section must be completed for your vote to be counted.— Sign and Date Below

Note:

Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, each holder should sign. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /

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xxxxxxxxxxxxxx	JAN 33178	xxxxxxxx

[ Janus Henderson Investors US LLC Letterhead ]

Appendix C

Form of Opinion and Consent of Counsel

March __, 2023

Janus Investment Fund

151 Detroit Street

Denver, CO 80206-4805

Re: Janus Investment Fund Registration Statement on Form N-14

Ladies and Gentlemen:

I have acted as Vice President, Secretary, and Chief Legal Counsel for Janus Investment Fund, a Massachusetts business trust (the “Trust”), in connection with the registration statement on Form N-14 (File No. 333-269480) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on January 31, 2023 and as amended by Pre-Effective Amendment No. 1 on or about the date hereof (the “Registration Statement”). The Registration Statement relates to the issuance of shares of beneficial interest, par value $0.01 per share (the “Shares”), of Janus Henderson Overseas Fund (the “Acquiring Fund”), a series of the Trust, in connection with the reorganization of Janus Henderson International Opportunities Fund (the “Target Fund”), a series of the Trust, with and into the Acquiring Fund (the “Reorganization”) pursuant to the Agreement and Plan of Reorganization by and between the Trust, on behalf of the Acquiring Fund and the Target Fund (the “Reorganization Agreement”).

In rendering this opinion stated herein, I have examined and relied upon the following: the Registration Statement, the Proxy Statement/Prospectus and Statement of Additional Information, which form a part of and are included in the Registration Statement, the Trust’s Amended and Restated Agreement and Declaration of Trust and Amended and Restated Bylaws, each as may be further amended, the proceedings of the Trust’s trustees relating to the Reorganization, a copy of a certificate from the Secretary of the Commonwealth of Massachusetts with respect to the Trust’s due authorization to exercise in the Commonwealth of Massachusetts all of the powers recited in the Amended and Restated Declaration of Trust and to transact business in the Commonwealth of Massachusetts, the Reorganization Agreement, and such other records and documents as I have deemed relevant.

Based upon the foregoing and subject to the qualifications and assumptions stated herein, I am of the opinion that, when (i) the Registration Statement (including all necessary amendments) has become effective under the under the Securities Act of 1933, as amended; (ii) the conditions to the consummation of the Reorganization as provided for in the Reorganization Agreement (including the approval by the shareholders of the Target Fund) have been satisfied or, if permitted under applicable law, waived; (iii) the Reorganization has been consummated and become effective in accordance with the terms of the Reorganization Agreement; and (iv) the Shares of the Acquiring Fund to be issued by the Trust pursuant to the Reorganization Agreement have been issued and delivered in accordance with the terms of the Reorganization Agreement and entered into the share record books of the Trust with respect to the Acquiring Fund, the Shares will be validly issued, fully paid, and, subject to and in accordance with the Amended and Restated Agreement and Declaration of Trust, nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. This opinion is for the exclusive use of the Trust in connection with the filing of such Registration Statement and is not to be used, circulated, quoted, relied upon or otherwise referred to by any other person or for any other purpose. This opinion is given as of the date hereof and I render no opinion and disclaim any obligation to revise or supplement this opinion based upon any change in applicable law or any factual matter that occurs or comes to my attention after the date hereof.

Very truly yours,

Abigail Murray

Vice President, Secretary, and Chief Legal Counsel